For further information contact:
Mr. Salvatore A. Bucci
Senior Vice President and Chief Financial Officer
DeGeorge Financial Corporation
(203) 699-3407

                              FOR IMMEDIATE RELEASE
                               September 17, 1997


CHESHIRE, CONNECTICUT - DeGeorge Financial Corporation (NASDAQ NMS: DEGE) announced today that it had retained McGladrey & Pullen, LLP as its independent certified public accounting firm, effective September 12, 1997.

McGladrey & Pullen, LLP is the nation's eighth largest certified public accounting and consulting firm with more than 380 partners backed by more than 2,500 other highly qualified professionals and staff members in over 70 offices across the United States. The Firm's primary focus is on middle market, entrepreneurial companies, including over 1,000 financial service companies nationwide.

"We are very pleased to have McGladrey & Pullen on board as our independent accounting firm," said Salvatore A. Bucci, Senior Vice President and Chief Financial Officer. "They have committed top notch people to our account who have the expertise in financial services accounting that we are seeking. We look forward to working with them."

Separately, the Company announced that it had received a letter from NASDAQ indicating that NASDAQ intended to review the Company's eligibility for continued listing on The NASDAQ Stock Marketsm in light of NASDAQ's minimum net tangible assets requirement and the Company's reported net losses through June 30, 1997. The Company has informed NASDAQ of the pending proposal to go private and has indicated to NASDAQ that, if the pending proposal to go private is not consummated, the Company intends to develop a plan for achieving compliance with NASDAQ's listing requirements within a reasonable time frame.

DeGeorge Financial Corporation arranges financing and is currently managing over $200 million in underwritten construction loans. It provides access to home ownership for people who lack a sufficient down payment or sufficient income to support the purchase of the home they desire through conventional mortgage programs. Through its packaging of financial services and customer support, the Company enables its customers to reduce the cost of home construction by eliminating the general contractor, the intent of which is to create an equity position that serves as the down payment for permanent financing upon the conclusion of the home construction process.


                                        9